Stereo Vision Entertainment, Inc.

601 E. Charleston Blvd. Suite 100

Las Vegas, NV 89104

Phone: (818) 326-6018

Scott Anderegg

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Stereo Vision Entertainment, Inc. Offering Statement on Form 1-A Filed: October 29, 2021 File No. 024-11693

December 15, 2021

Dear Mr. Anderegg,

This letter sets forth the request of Stereo Vision Entertainment, Inc., (“STEREO VISION” or the “Company”) for Qualification of its Regulation A Offering.

Kindly be advised that Stereo Vision Entertainment, Inc. (the "Company") requests that its Regulation A offering be qualified on Friday, December 17, 2021 at 12pm. The offering is filed with the State of Georgia.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.

the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is in order.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (818) 326-6018 or John Dolkart, Jr. of Dolkart Law, PC at (415) 707-2717. Thank you for your attention to this matter.

Stereo Vision Entertainment, Inc.

/s/Jack Honour
Name: Jack Honour
Title: Chief Executive Officer, Director